SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 16th November, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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BP p.l.c. Holding(s) in Company

BP p.l.c. received confirmation from BlackRock, Inc. on 15 November 2016 of the information contained below:

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	BP p.l.c.
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to thenotification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	14 November, 2016
6. Date on which issuer notified:	15 November, 2016
7. Threshold(s) that is/are crossed orreached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
	NumberofShares	NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0007980591	671,784,010	671,784,010	N/A	N/A	1,005,641,436	N/A	5.31%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii	Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
Securities Lending	65,545,010	0.34%
American Depository Receipt	67,933,882	0.35%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	3,148,290	Nominal	Delta
0.01%	0.01%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,142,268,618	6.03%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
See Annex 1

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will ceaseto hold:	N/A
12. Date on which proxy holder will cease to holdvoting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Denise Dillon
15. Contact telephone number:	020 7496 4476

Annex 1

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
FutureAdvisor, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 16th November 2016
/s/ J. BERTELSEN
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J. BERTELSEN
Deputy Company Secretary